SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TearLab Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

878193101

(CUSIP Number of Class of Securities)

Ryan J. York

Davis Wright Tremaine

1201 Third Avenue, Suite 2200

Seattle, WA 98101-3045

(206) 622-3150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 878193101

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Kevin Douglas
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power -0-
	6	Shared Voting Power 1,190,340 (1)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 1,525,500 (1)(2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,525,500 (1)(2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 4.6% (3)
12	Type of Reporting Person IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 495,590 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust which holds 694,750 shares.
(2)	Kevin Douglas also has dispositive power with respect to 40,000 shares held by James E Douglas, III and 295,160 shares held by the Douglas Family Trust.
(3)	Based on 33,113,340 shares of the Issuer’s common stock outstanding as of November 5, 2013, as reported on the Issuer’s 10-Q for the quarter ended September 30, 2013, filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2013.

SCHEDULE 13G

CUSIP No. 878193101

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Michelle Douglas
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power -0-
	6	Shared Voting Power 1,190,340 (1)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 1,190,340 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,190,340 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 3.6% (2)
12	Type of Reporting Person IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 495,590 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust which holds 694,750 shares.
(2)	Based on 33,113,340 shares of the Issuer’s common stock outstanding as of November 5, 2013, as reported on the Issuer’s 10-Q for the quarter ended September 30, 2013, filed with the SEC on November 13, 2013.

SCHEDULE 13G

CUSIP No. 878193101

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) James E. Douglas, III
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power 40,000
	6	Shared Voting Power -0-
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 40,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0.1% (2)
12	Type of Reporting Person IN

(1)	Kevin Douglas shares dispositive power with respect to 40,000 shares held by James E. Douglas, III.
(2)	Based on 33,113,340 shares of the Issuer’s common stock outstanding as of November 5, 2013, as reported on the Issuer’s 10-Q for the quarter ended September 30, 2013, filed with the SEC on November 13, 2013.

SCHEDULE 13G

CUSIP No. 878193101

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) K&M Douglas Trust (1)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power -0-
	6	Shared Voting Power 495,590 (2)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 495,590 (2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 495,590 (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 1.5% (3)
12	Type of Reporting Person OO

(1)	Kevin and Michelle Douglas, husband and wife, are beneficiaries and co-trustees.
(2)	Kevin Douglas and his wife, Michelle Douglas, hold 495,590 shares jointly as the beneficiaries of the K&M Douglas Trust.
(3)	Based on 33,113,340 shares of the Issuer’s common stock outstanding as of November 5, 2013, as reported on the Issuer’s 10-Q for the quarter ended September 30, 2013, filed with the SEC on November 13, 2013.

SCHEDULE 13G

CUSIP No. 878193101

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Douglas Family Trust (1)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power 295,160
	6	Shared Voting Power -0-
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 295,160 (2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 295,160 (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0.9% (3)
12	Type of Reporting Person OO

(1)	James E. Douglas Jr. and Jean A Douglas, husband and wife, are co-trustees.
(2)	Kevin Douglas also has dispositive power with respect to 295,160 shares held by the Douglas Family Trust.
(3)	Based on 33,113,340 shares of the Issuer’s common stock outstanding as of November 5, 2013, as reported on the Issuer’s 10-Q for the quarter ended September 30, 2013, filed with the SEC on November 13, 2013.

SCHEDULE 13G

CUSIP No. 878193101

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power 694,750
	6	Shared Voting Power -0-
	7	Sole Dispositive Power 694,750
	8	Shared Dispositive Power -0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person 694,750
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 2.1% (2)
12	Type of Reporting Person OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.
(2)	Based on 33,113,340 shares of the Issuer’s common stock outstanding as of November 5, 2013, as reported on the Issuer’s 10-Q for the quarter ended September 30, 2013, filed with the SEC on November 13, 2013.

Item 1.

(a)	Name of Issuer:
TearLab Corporation

(b)	Address of Issuer’s Principal Executive Offices:
7360 Carroll Road, Suite 200
San Diego, California
92121

Item 2.

(1)(a)	NAME OF PERSONS FILING:
Kevin Douglas
Michelle Douglas
James E. Douglas, III

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
125 E. Sir Francis Drake Blvd., Ste 400
Larkspur, CA 94939

(c)	CITIZENSHIP:
United States

(d)	TITLE OF CLASS OF SECURITIES:
Common Stock, $0.001 par value per share

(e)	CUSIP NUMBER:
878193101

(2)(a)	NAME OF PERSONS FILING:
K&M Douglas Trust
Douglas Family Trust
James Douglas and Jean Douglas Irrevocable Descendants’ Trust

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
125 E. Sir Francis Drake Blvd., Ste 400
Larkspur, CA 94939

(c)	CITIZENSHIP:
California

(d)	TITLE OF CLASS OF SECURITIES:
Common Stock, $0.001 par value per share

(e)	CUSIP NUMBER:
878193101

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Not Applicable.

Item 4.	Ownership

Reference is made as to each of the Reporting Persons hereunder to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G/A and associated footnotes, which are incorporated by reference herein.

Each of the Reporting Persons hereunder may be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, or Rule 13d-5 promulgated under the Exchange Act with one or more of the other Reporting Persons hereunder. Although the Reporting Persons are reporting such securities as if they were members of a “group,” the filing of this Schedule 13G shall not be construed as an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Item 4 of this Schedule 13G and the Joint Filing Agreement attached hereto as Exhibit A.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2014	* Kevin Douglas
KEVIN DOUGLAS

Date: February 13, 2014	* Michelle Douglas
MICHELLE DOUGLAS

Date: February 13, 2014	* James E. Douglas, III
JAMES E. DOUGLAS, III

K&M Douglas Trust

Date: February 13, 2014	* Kevin Douglas
By: Kevin Douglas
Title: Trustee

Date: February 13, 2014	* Michelle Douglas
By: Michelle Douglas
Title: Trustee

DOUGLAS FAMILY TRUST

Dated: February 13, 2014	* James E. Douglas, Jr.
By: James E. Douglas, Jr.
Title: Trustee

Date: February 13, 2014	* Jean A. Douglas
By: Jean A. Douglas
Title: Trustee

JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST

Date: February 13, 2014	* Kevin Douglas
By: Kevin Douglas
Title: Trustee

Date: February 13, 2014	* Michelle Douglas
By: Michelle Douglas
Title: Trustee

*By:	/s/ Eileen Wheatman
Eileen Wheatman
Attorney-in-fact

EXHIBIT A

JOINT FILING AGREEMENT

This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13G/A to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of shares Common Stock of TearLab Corporation is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: February 13, 2014	* Kevin Douglas
KEVIN DOUGLAS

Date: February 13, 2014	* Michelle Douglas
MICHELLE DOUGLAS

Date: February 13, 2014	* James E. Douglas, III
JAMES E. DOUGLAS, III

K&M DOUGLAS TRUST

Date: February 13, 2014	* Kevin Douglas
By: Kevin Douglas
Title: Trustee

Date: February 13, 2014	* Michelle Douglas
By: Michelle Douglas
Title: Trustee

DOUGLAS FAMILY TRUST

Date: February 13, 2014	* James E. Douglas, Jr.
By: James E. Douglas, Jr.
Title: Trustee

Date: February 13, 2014	* Jean A. Douglas
By: Jean A. Douglas
Title: Trustee

JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST

Date: February 13, 2014	* Kevin Douglas
By: Kevin Douglas
Title: Trustee

Date: February 13, 2014	* Michelle Douglas
By: Michelle Douglas
Title: Trustee

*By:	/s/ Eileen Wheatman
Eileen Wheatman Attorney-in-fact